UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission File Number: 000-29916

AMERICAN BONANZA GOLD CORP.
(Translation of registrant's name into English)

Suite 305 - 675 West Hastings Street,
Vancouver, B.C. Canada V6B 1N2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F    [           ]  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ]   No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

EXPLANATORY NOTE

Attached to this Form 6-K amendment are Appendices A - G of the Technical Report of the Copperstone Project located in La Paz County, Arizona, as filed under Form 6-K on March 16, 2010. These appendices are being filed separately to satisfy the technical requirements of the EDGAR system.

SUBMITTED HEREWITH

The purpose of this 6-K submission is to furnish the United States Securities and Exchange Commission with documents previously filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval (“SEDAR”).

Exhibits

99.1.A	Appendices A - G of the Technical Feasibility Report for the Copperstone Project, La Paz County, Arizona

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

American Bonanza Gold Corp.
(Registrant)

Date: March 16, 2010	By:	/s/ Catherine Tanaka
Catherine Tanaka

	Title:	Corporate Secretary